UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GLOBAL EQUITY INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

37952E 109

(CUSIP Number)

Peter J. Smith

38 Frond “F” Palm Jumeirah

Dubai, UAE

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 37952E 109	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Peter J. Smith I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER	276,660,920 shares of Common Stock
	8 SHARED VOTING POWER	-0-

	9 SOLE DISPOSITIVE POWER	276,660,920 shares of Common Stock

	10 SHARED DISPOSITIVE POWER	-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,660,920 shares of Common Stock

12	CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11). 34.80% of Common Stock

14	TYPE OF REPORTING PERSON (See Instructions)	IN

Schedule 13D

CUSIP No.:	37952E 109

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.001 par value, of Global Equity International, Inc., a Nevada corporation (“Issuer”). The address of Issuer’s principal office is X3 Jumeirah Bay, Office 3305, Jumeirah Lake Towers, Dubai, UAE.

Item 2.	Identity and Background

(a)	Name

Peter J. Smith

(b)	Business Address

X3 Jumeirah Bay
Office 3305
Jumeirah Lake Towers Dubai, UAE

(c)	Present Principal Occupation

President and Chief Executive Officer of Global Equity International, Inc. and Global Equity Partners, Plc.

(d)	During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Mr. Smith has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

United Kingdom

Item 3.	Source and Amount of Funds or Other Consideration

On June 15, 2016, Mr. Smith converted $90,000 of debt owed to him by the Issuer into 4,500,000 shares of Common Stock.

Schedule 13D

CUSIP No.:	37952E 109

Item 4.	Purpose of Transaction

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Smith, who at the time of the acquisition of the shares had no plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Issuer;

(f)	Any other material change in Issuer’s business or corporate structure;

(g)	Changes in Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

(h)	Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities

According to the most recently available information, there are approximately 795,015,973 shares of Issuer’s Common Stock outstanding. Mr. Smith beneficially owns 276,660,920 shares of Issuer’s Common Stock or approximately 34.80% of Issuer’s issued and outstanding Common Stock.

Schedule 13D

CUSIP No.:	37952E 109

(b)	Power to Vote and Dispose

Mr. Smith has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 276,660,920 shares of the Issuer’s Common Stock owned directly by Mr. Smith.

(c)	Transactions within the Past 60 Days

Aside from the conversion of $27,500 in debt due to Mr. Smith by the Issuer in exchange for 1,000,000 shares of Issuer’s Common Stock on May 31, 2016, and the conversion of $90,000 in debt due to Mr. Smith by the Issuer in exchange for 4,500,000 shares of Issuer’s Common Stock on June 15, 2016, Mr. Smith has not engaged in any transactions in common stock of Issuer during the past sixty days.

(d)	Certain Rights of Other Persons

Not applicable.

(e)	Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be filed as Exhibits

Not applicable.

Special Note:

Please direct any questions you may have about this filing to my attorney, David E. Wise, Esq., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 558-2858.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2016
(Date)

/s/ Peter J. Smith
Signature

Peter J. Smith
Name